Exhibit 99.2

SIERRA METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

Corporate Office	TSX: SMT NYSE AMERICAN: SMTS
161 Bay Street, Suite 4260 Toronto, ON, Canada M5J 2S1	BVL: SMT www.sierrametals.com

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2022

(In thousands of United States dollars, unless otherwise stated)

Table of Contents

1.	INTRODUCTION	3

2.	COMPANY OVERVIEW	3

3.	Q2 2022 OPERATING AND FINANCIAL highlights	4

4.	covid-19 UPDATE and outlook and REVISED guidance	7

5.	RESULTS OF OPERATIONS	9

6.	SUMMARIZED FINANCIAL RESULTS	15

7.	QUARTERLY FINANCIAL REVIEW	19

8.	LIQUIDITY AND CAPITAL RESOURCES	22

9.	safety, health and environment	23

10.	OTHER RISKS AND UNCERTAINTIES	24

11.	NON-IFRS PERFORMANCE MEASURES	24

12.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES	28

13.	OFF BALANCE SHEET ARRANGEMENTS	30

14.	DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING (“ICFR”)	30

15.	CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	31

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2022

(In thousands of United States dollars, unless otherwise stated)

1.	INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Sierra Metals Inc.’s (the “Company” or “Sierra” or “Sierra Metals”) unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2022 and related notes thereto (the “Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). References herein to "$" are to the United States dollar and “C$” are to the Canadian dollar and all tabular amounts are expressed in thousands of $ unless otherwise stated. All information contained in this MD&A is current as of August 10, 2022 unless otherwise noted. The Company’s common shares (the “Common Shares”) are listed and traded on the Toronto Stock Exchange (the “TSX”), the New York Stock Exchange (the “NYSE AMERICAN”), and the Peruvian Bolsa de Valores de Lima (“BVL” or the “Lima Stock Exchange”) under the symbol “SMT”, and “SMTS” on the NYSE AMERICAN. Additional information relating to the Company, including the Company’s Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com and on the Company’s website at www.sierrametals.com. A cautionary note regarding forward-looking information follows this MD&A.

QUALIFIED PERSONS

Americo Zuzunaga, FAusIMM CP (Mining Engineer) and Vice President, Technical is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

2.	COMPANY OVERVIEW

Sierra Metals Inc. is a diversified Canadian mining company with Green Metal exposure including increasing copper production and base metal production with precious metals in Peru and Mexico. The Company plans to continue growing its production base through brownfield exploration investments within its properties. The Company’s key priorities are to provide high returns on invested capital, to generate strong cash flows and to maximize shareholder value. The Company has three producing mining properties and manages its business on the basis of the geographical location of its mining projects. The Peruvian Operation (“Peru”) is comprised of the Yauricocha mine (“Yauricocha” or the “Yauricocha Mine”), located in the province of Yauyos, its near-mine concessions, and exploration and early-stage properties. The Mexican Operation (“Mexico”) includes the Bolivar (“Bolivar’ or the “Bolivar Mine”) and Cusi (“Cusi” or the “Cusi Mine”) mines, both located in Chihuahua State, Mexico, their near-mine concessions, and exploration and early-stage properties. The Company’s strategic focus is currently on its operations, improving operating efficiencies which includes a turnaround at its Bolivar mine, increase production volumes and reduce operating costs. Exploration remains a key aspect of the improvement programs being implemented at all three of the Company’s mines with the goal to replace the depleted resources and drive brownfield exploration programs to add increased economic tonnage in the future. The Company is willing to consider and pursue growth opportunities at and surrounding its operating projects to enhance and deliver shareholder value.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2022

(In thousands of United States dollars, unless otherwise stated)

3.	Q2 2022 OPERATING AND FINANCIAL highlights

						Six Months Ended June 30,
(In thousands of dollars, except per share and cash cost amounts, consolidated figures unless noted otherwise)	Q2 2022	Q1 2022	Var%	Q2 2021	Var%	2022	2021
Operating
Ore Processed / Tonnes Milled	640,181	590,730	8%	787,534	-19%	1,230,911	1,561,955
Silver Ounces Produced (000's)	608	734	-17%	954	-36%	1,342	1,915
Copper Pounds Produced (000's)	8,334	6,324	32%	9,535	-13%	14,658	17,430
Lead Pounds Produced (000's)	3,333	4,216	-21%	7,960	-58%	7,549	16,964
Zinc Pounds Produced (000's)	10,426	10,492	-1%	21,133	-51%	20,918	45,256
Gold Ounces Produced	2,622	1,923	36%	2,812	-7%	4,545	5,448
Copper Equivalent Pounds Produced (000's)[1]	17,794	15,896	12%	24,786	-28%	33,670	50,157

Cash Cost per Tonne Processed	$65.21	$61.32	6%	$46.54	40%	$63.34	$47.04
Cash Cost per CuEqLb[2]	$2.47	$2.73	-10%	$1.62	53%	$2.92	$1.75
AISC per CuEqLb[2]	$3.94	$4.48	-12%	$2.88	37%	$4.71	$3.24

Cash Cost per CuEqLb (Yauricocha)[2]	$2.06	$2.19	-6%	$1.41	46%	$2.12	$1.45
AISC per CuEqLb (Yauricocha)[2]	$3.39	$3.73	-9%	$2.57	32%	$3.53	$2.62
Cash Cost per CuEqLb (Bolivar)[2,3]	$3.39	$4.55	-26%	$1.76	92%	$3.87	$1.67
AISC per CuEqLb (Bolivar)[2,3]	$5.49	$7.33	-25%	$3.85	43%	$6.26	$3.39
Cash Cost per AgEqOz (Cusi)[2]	$24.84	$13.48	84%	$21.67	15%	$17.83	$20.15
AISC per AgEqOz (Cusi)[2]	$33.83	$19.94	70%	$35.73	-5%	$25.25	$32.92
Financial
Revenues	$49,941	$57,241	-13%	$79,449	-37%	$107,182	$149,073
Adjusted EBITDA[2]	$1,413	$15,988	-91%	$40,499	-97%	$17,401	$68,445
Operating cash flows before movements in working capital	$(1,630)	$10,702	-115%	$35,411	-105%	$9,071	$60,681
Adjusted net income (loss) attributable to shareholders[2]	$(11,631)	$5,945	-296%	$13,066	-189%	$(5,686)	$17,805
Net income (loss) attributable to shareholders	$(15,266)	$369	-4237%	$9,084	-268%	$(14,897)	$12,168
Cash and cash equivalents	$16,404	$19,511	-16%	$76,102	-78%	$16,404	$76,102
Working capital	$(6,426)	$12,433	-152%	$62,291	-110%	$(6,426)	$62,291

(1)       Copper equivalent pounds and silver equivalent ounces were calculated using the following realized prices:

Q2 2022 - $22.65/oz Ag, $4.30/lb Cu, $1.79/lb Zn, $1.00/lb Pb, $1,872/oz Au.

Q2 2021 - $26.80/oz Ag, $4.37/lb Cu, $1.34/lb Zn, $0.97/lb Pb, $1,818/oz Au.

6M 2022 - $23.30/oz Ag, $4.42/lb Cu, $1.74/lb Zn, $1.03/lb Pb, $1,873/oz Au.

6M 2021 - $26.62/oz Ag, $4.13/lb Cu, $1.29/lb Zn, $0.94/lb Pb, $1,798/oz Au.

(2)      This is a non-IFRS performance measure, see Non-IFRS Performance Measures section of the MD&A.

(3)      Cost of sales for Bolivar for the three-month and six-month ended June 30, 2021 are restated to include inventory adjustments of $3.8 million, which were missed in the cash cost calculations in Q2 2021 and recorded as prior period adjustments in Q3 2021.

Q2 2022 Consolidated Operating Summary

Copper equivalent production of 17.8 million pounds; a 28% decrease from Q2 2021, but an increase of 12% from Q1 2022. Production guidance for the first half of the year met with ongoing operational turnaround at Bolivar.

Consolidated Q2 2022 throughput of 640,181 tonnes was a 8% increase over the Q1 2022 throughput of 590,730 tonnes, as a 37% throughput increase in Bolivar was partially offset by a 24% decline in the Cusi Q2 2022 throughput compared to Q1 2022.

Q2 2022 throughput from the Yauricocha Mine was 317,087 tonnes which is in line with throughput during Q1 2022. Higher grades in all metals with the exception of lead, resulted in an 11% increase to copper equivalent pounds produced. When compared to Q2 2021, throughput from the Yauricocha Mine was 4% lower when combined with lower grades, except for copper and gold, which resulted in a 21% decrease in copper equivalent pounds produced.

At the Bolivar Mine, throughput was 256,372 tonnes during Q2 2022 or 37% higher as compared to Q1 2022, as the mine slowly discontinued operations in the Bolivar West zone, where intrusive rock was encountered in Q1 2022. Higher copper, silver and gold grades resulted in a 62% increase to copper equivalent pound production when compared to the previous quarter. When compared to Q2 2021, throughput at Bolivar was 33% lower and grades were lower for all metals except for gold, resulting in a 46% decrease in copper equivalent pounds produced.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2022

(In thousands of United States dollars, unless otherwise stated)

At Cusi, throughput was 66,722 tonnes during Q2 2022 or 24% lower as compared to Q1 2022 due to the unexpected excessive flooding in the underground mine. Lower throughput and lower grades resulted in a 38% decrease in silver equivalent production. When comparing Q2 2022 to Q2 2021, silver equivalent production remained flat due to higher head grades for all metals, despite a 9% decrease in throughput.

The Company faced global inflationary cost pressures and noted an increased in costs of reagents, explosives and drill bits. Increase in diesel costs and other inputs was also experienced indirectly in the costs of contractors. These higher costs were partially offset at Bolivar by the 33% increase in mill throughput, reducing operating costs per tonne. Yauricocha registered an increase in operating costs per tonne compared to Q1 2022, as the throughput remained in line. At Cusi, higher spend combined with lower tonnages, resulted in a 19% increase in operating costs per tonne compared to Q1 2022.

Yauricocha’s cash cost per copper equivalent payable pound was $2.06 (Q2 2021 - $1.41), and AISC per copper equivalent payable pound of $3.39 (Q2 2021 - $2.57) for Q2 2022. The increase in cash costs was a combined result of higher operating costs and lower copper equivalent payable pounds versus Q2 2021. Yauricocha’s Q2 2022 cash cost and AISC per copper equivalent pound decreased from $2.19 and $3.73 respectively in Q1 2022. A decrease in unit costs when compared to Q1 2022 resulted from an 11% increase in copper equivalent payable pounds;

Bolivar’s cash cost per copper equivalent payable pound was $3.39 (Q2 2021 - $1.76), and AISC per copper equivalent payable pound was $5.49 (Q2 2021 - $3.85) for Q2 2022 due to higher operating costs and 40% decline in the copper equivalent payable pounds compared to Q2 2021. Bolivar’s Q2 2022 cash cost and AISC per copper equivalent pound decreased from $4.55 and $7.33 respectively in Q1 2022 due to the 40% increase in copper equivalent payable pounds;

Cusi’s Q2 2022 cash cost per silver equivalent payable ounce increased to $24.84 from $21.67 in Q2 2021 as a result of higher operating costs. AISC per silver equivalent payable ounce decreased to $33.83 (Q2 2021 - $35.73) due to lower treatment and refining costs and sustaining capital expenditure. Silver equivalent payable ounces for Q2 2022 were in-line with those in Q2 2021, but 37% lower than Q1 2022 resulting in higher unit costs when compared to Q1 2022;

Q2 2022 Consolidated Financial Highlights

Revenue from metals payable of $49.9 million in Q2 2022 or a decrease of 37% over the revenue of $79.4 million in Q2 2021 and a decrease of 13% over the revenue of $57.2 million in Q1 2022, largely due to the $11.0 million mark to market adjustments to the unsettled open sales positions at the end of Q2 2022. This negative adjustment was driven by the decline in metal prices towards the end of Q2 2022. The closing prices for Q2 2022 for copper, zinc, lead and silver were 20%, 24%, 22% and 18% lower than the closing prices at the end of Q1 2022.

As compared to Q2 2021, lower revenue in Q2 2022 were the result of lower metal production during the quarter, attributable to the 33% decrease in throughput at Bolivar combined with lower grades at Bolivar and Yauricocha as compared to Q2 2021. At Cusi, higher grades during Q2 2022 compensated for the 9% decrease in throughput as compared to Q2 2021;

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2022

(In thousands of United States dollars, unless otherwise stated)

Adjusted EBITDA(1) decreased 97% to $1.4 million for Q2 2022 from $40.5 million in the same quarter of 2021, mainly due to the 37% drop in revenues attributable to lower production and higher operating costs during Q2 2022;

Net loss attributable to shareholders for Q2 2022 was $15.3 million (Q2 2021: net income of $9.1 million) or $(0.09) per share (basic and diluted) (Q2 2021: $0.06);

Adjusted net loss attributable to shareholders(1) of $11.6 million, or $(0.07) per share, for Q2 2022 compared to the adjusted net income of $13.1 million, or $0.08 per share for Q2 2021;

A large component of the net income for every period is the non-cash depletion charge in Peru, which was $1.7 million for Q2 2022 (Q2 2021: $2.5 million). The non-cash depletion charge is based on the aggregate fair value of the Yauricocha mineral property at the date of acquisition of Corona of $371.0 million amortized over the total proven and probable reserves of the mine;

Cash flow used in operating activities before movements in working capital of $1.6 million for Q2 2022 as compared to $35.4 million of cash generated from operating activities in Q2 2021. The decrease resulted from lower revenue and higher costs during the quarter; and

Cash and cash equivalents of $16.4 million and working capital of $(6.4) million as at June 30, 2022 compared to $34.9 million and $17.3 million, respectively, at the end of 2021. Cash and cash equivalents decreased during the six-month period due to $22.5 million used in investing activities and $1.5 million of cash used in financing activities offset by $5.5 million of cash generated from operating activities.

Project Development

•	Mine development at Bolivar during Q2 2022 totaled 2,818 meters, which included 1,949 meters of development to prepare stopes for mine production, and 869 meters to development of ramps; and

•	Mine development at Cusi during Q2 2022 totaled 1,447 meters. These developments are part of the revised mine plan targeting 1,100 tpd.

Exploration Highlights

Peru:

•	Underground exploration drilling continued during Q2 2022 with the aim to replace and increase the depleted mineral resources. Approximately 6,258 meters of drilling was completed in the Amoeba, Adrico South, Fortuna and Fortuna North zones.

Mexico:

Bolivar

•	At Bolivar during Q2 2022, 17,227 meters were drilled in the Bolivar West, Bolivar North-West, La Montura, the Cieneguita zones and El Gallo Superior encountering skarn intersections with mineralization. Additionally, infill drilling of 6,975 meters was completed in the Bolivar West, El Gallo Inferior and Bolivar North-West zones;

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2022

(In thousands of United States dollars, unless otherwise stated)

Cusi

•	During Q2 2022, the Company completed 4,111 meters of infill drilling to support the development of the Santa Rosa de Lima vein and NE Trend.

4.	covid-19 UPDATE and outlook and REVISED guidance

The COVID-19 pandemic has impacted the Company’s operations over the past two years. While there are still concerns regarding the newer variants of the virus, there is reduced pressure on the operations due to relaxed measures as the Company has achieved almost 100% vaccination rate for its employees at all locations. The Company continues to follow the sanitization measures and the government mandated mask requirements at its operating locations and offices. However, the period of quarantine of workers and contractors has been reduced. As a result, the additional costs related to COVID dropped to $1.6 million in the first half of 2022 as compared to $5.5 million spent during the comparative six months period of 2021.

Metal Prices

During Q2 2022, all base metal prices fell by over 20% as it was anticipated that the global economy was heading for a recession sparked by interest rate hikes and declining demand from the lockdowns in China. While the LME average prices in the table below do not reflect these declines, Q2 2022 closing prices for copper, zinc and lead prices were 20%, 24% and 22% lower than their respective closing prices at the end of Q1 2022.

LME Average Prices						Six months ended June 30,
(In US dollars)	Q2 2022	Q1 2022	Var %	Q2 2021	Var %	2022	2021	Var %
Silver (oz)	$22.64	$23.94	-5%	$26.69	-15%	$23.29	$26.49	-12%
Copper (lb)	$4.32	$4.53	-5%	$4.40	-2%	$4.43	$4.12	8%
Lead (lb)	$1.00	$1.06	-6%	$0.96	4%	$1.03	$0.94	10%
Zinc (lb)	$1.78	$1.70	5%	$1.32	35%	$1.74	$1.28	36%
Gold (oz)	$1,873	$1,874	0%	$1,815	3%	$1,873	$1,808	4%

Further the decrease in metal prices was also fueled by the strengthening of the US$. A stronger dollar makes dollar-denominated metals less attractive for buyers holding other currencies. This impacted silver and gold, which ended Q2 2022 at a price 18% and 6% lower than the closing prices of Q1 2022.

The Company considers the monthly metal price consensus from a group of banks and financial institutions, led by CIBC, as a reasonable range of the long-term prices for the metals it produces. This consensus for the end of Q2 2022 did not indicate any major revisions from the same received at the end of Q1 2022, despite the declines in these prices by the end of the second quarter

Currency Exchange Rates

The results of Sierra’s operations are affected by US dollar exchange rates. Sierra’s largest exposures are to the US dollar/Peruvian Nuevo Sol exchange rate and the US dollar/Mexican Peso exchange rate which impacts operating and administration costs in Peru and Mexico incurred in Nuevo Soles and Pesos while revenues are earned in US dollars. As at June 30, 2022 the US dollar/Peruvian Nuevo Sol exchange rate was 3.83 (December 31, 2021: 4.00) and the US dollar/Mexican Peso exchange rate was 20.14 (December 31, 2021: 20.52). The Company also has a minor exposure to the Canadian dollar through corporate administrative costs.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2022

(In thousands of United States dollars, unless otherwise stated)

Revised Guidance

The production and financial results of the Company in the first half of 2022 were impacted by slower than anticipated turnaround at Bolivar and the unexpected flooding event in Cusi. Further, the sharp decline in the metal prices in June 2022 also impacted the adjusted EBITDA for the second quarter and for H1 2022.

While the delays in development and ventilation in Bolivar and the flooding event in Cusi are still considered temporary issues, management believes that this requires downward revision to the production estimates for these sites for the second half of the year. At Yauricocha though, tonnages and grades are expected to improve due to the mining in the Fortuna zones, resulting in positive adjustments to the production for H2 2022. Copper equivalent production is now expected to fall between 70.0 to 78.0 million pounds, as summarized in the table below:

	Revised 2022 guidance		Original guidance		Actual production
	Low	High	Low	High	H1 2022
Silver (000 oz)	2,400	2,800	3,203	3,361	1,342
Copper (000 lbs)	30,000	33,500	34,500	41,000	14,658
Lead (000 lbs)	18,000	20,000	16,500	17,500	7,549
Zinc (000 lbs)	53,000	55,000	49,000	54,500	20,918
Gold (oz)	7,800	9,500	15,500	17,500	4,545
Copper equivalent pounds (000's) (1)	70,000	78,000	79,500	89,700	33,670

(1) 2022 metal equivalent guidance was calculated using the following prices: $23.68/oz Ag, $4.22/lb Cu, $1.42/lb Zn, $0.99/lb Pb and $1,789/oz Au.

The Company has reviewed the impact of the revised production profiles and has adjusted its cost and EBITDA guidance for 2022, as per the tables below.

			Cash costs range	AISC(2) range
Mine		Equivalent Production Range (1)	per CuEqLb or AgEqOz	per CuEqLb or AgEqOz
Revised 2022 guidance
Yauricocha	Copper Eq Lbs ('000)	49,000 - 53,000	$1.80 - $2.00	$3.10 - $3.30
Bolivar	Copper Eq Lbs ('000)	14,000 - 16,000	$2.70 - $2.90	$4.70 - 4.90
Cusi	Silver Eq Oz ('000)	1,000 - 1,200	$17.50 - $18.50	$26.00 - $27.00

Original guidance
Yauricocha	Copper Eq Lbs ('000)	45,000 - 49,000	$2.00 - $2.15	$2.90 - $3.10
Bolivar	Copper Eq Lbs ('000)	23,800 - 29,900	$2.15 - $2.30	$3.50 - 3.85
Cusi	Silver Eq Oz ('000)	1,750 - 1,850	$16.45 - $16.50	$22.00 - $23.00

Actual production and costs H1 2022
Yauricocha	Copper Eq Lbs ('000)	22,969	$2.12	$3.53
Bolivar	Copper Eq Lbs ('000)	6,788	$3.87	$6.26
Cusi	Silver Eq Oz ('000)	742	$17.83	$25.25

(1) 2022 metal equivalent guidance was calculated using the following prices: $23.68/oz Ag, $4.22/lb Cu, $1.42/lb Zn, $0.99/lb Pb and $1,789/oz Au.

(2) AISC includes treatment and refining charges, selling costs, G&A costs and sustaining capital expenditure

		Revised 2022 Guidance		Original guidance
	Actual EBITDA	EBITDA Range ($'000) (1) (2)		EBITDA Range ($'000) (1)
Mine	H1 2022	Low	High	Low	High
Yauricocha	18,483	57,000	61,300	53,000	60,000
Bolivar	755	8,000	9,500	35,000	42,000
Cusi	887	2,000	2,200	7,000	8,000
Corporate	(2,724)	(6,000)	(6,000)	(5,000)	(5,000)
Total	17,401	61,000	67,000	90,000	105,000

(1) Calculated using the following spot prices as on June 30, 2022: $20.42/oz Ag, $3.74/lb Cu, $1.47/lb Zn, $0.87/lb Pb and $1,815/oz Au

(2) Using the consensus prices $24.35/oz Ag, $4.44/lb Cu, $1.67/lb Zn, $1.02/lb Pb and $1,878/oz Au for the second half of the year, the annual EBITDA is expected to range between $83.0 million to $89.0 million

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2022

(In thousands of United States dollars, unless otherwise stated)

Capital expenditure guidance

Due to the lowered expectation for EBITDA for the full year, reduced throughput and related CAPEX, the Company is lowering its capital expenditure guidance from $69.0 million to $59.0 million for cash preservation. This includes a reduction of $10.0 million at Bolivar due to the slower than anticipated ramp up of the plant throughput to 6,000 tonnes per day.

	Amounts in $M
Revised 2022 Capital Expenditure guidance	Sustaining	Growth	Total
Yauricocha	15	13	28
Bolivar	18	5	23
Cusi	6	1	7
Greenfield Exploration	-	1	1
Total Capital Expenditure	39	20	59

Management continues to monitor the turnaround plans for Bolivar and also any external factors such as the metal prices and may adjust its capital expenditure plans as required.

5.	RESULTS OF OPERATIONS

Selected Production Results on a Mine-by-Mine Basis for the Past Eight Quarters

	2022		2021				2020
Production Highlights	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Ore Processed/tonnes milled
Yauricocha	317,087	315,250	277,531	324,196	328,909	326,211	311,946	318,155
Bolivar	256,372	187,556	227,722	364,941	385,331	371,608	383,607	410,468
Cusi	66,722	87,924	84,804	61,071	73,294	76,602	82,683	69,835
Consolidated	640,181	590,730	590,057	750,208	787,534	774,421	778,236	798,458
Cash cost per tonne processed
Yauricocha	$69.31	$59.19	$64.54	$60.18	$61.35	$60.43	$62.44	$50.09
Bolivar	$55.38	$60.82	$50.29	$25.58	$27.87	$31.38	$26.66	$21.50
Cusi	$83.51	$69.99	$58.77	$75.83	$78.25	$71.07	$58.81	$57.31
Consolidated	$65.21	$61.32	$58.21	$44.63	$46.54	$47.54	$44.42	$36.02
Silver ounces produced (000's)
Yauricocha	267	256	331	451	483	451	430	520
Bolivar	83	58	57	95	202	197	149	199
Cusi	258	420	417	261	269	313	343	304
Consolidated	608	734	805	807	954	961	922	1,023
Copper pounds produced (000's)
Yauricocha	5,127	4,279	3,836	4,641	3,697	2,682	4,759	5,419
Bolivar	3,207	2,045	2,235	3,615	5,838	5,213	5,867	6,734
Consolidated	8,334	6,324	6,071	8,256	9,535	7,895	10,626	12,153
Lead pounds produced (000's)
Yauricocha	3,060	3,828	5,430	7,146	7,831	8,706	7,040	9,550
Cusi	273	388	581	695	129	298	590	305
Consolidated	3,333	4,216	6,011	7,841	7,960	9,004	7,630	9,855
Zinc pounds produced (000's)
Yauricocha	10,426	10,492	14,913	19,112	21,133	24,123	21,612	24,869
Consolidated	10,426	10,492	14,913	19,112	21,133	24,123	21,612	24,869
Gold ounces produced
Yauricocha	1,179	1,057	957	1,169	1,043	890	1,112	1,076
Bolivar	1,283	592	634	899	1,627	1,591	2,017	2,740
Cusi	160	274	272	193	142	155	234	173
Consolidated	2,622	1,923	1,863	2,261	2,812	2,636	3,363	3,989

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2022

(In thousands of United States dollars, unless otherwise stated)

						Six Months Ended June 30,
Consolidated Production	Q2 2022	Q1 2022	% Var	Q2 2021	% Var	2022	2021	% Var
Tonnes processed	640,181	590,730	8%	787,534	-19%	1,230,911	1,561,955	-21%
Daily throughput	7,316	6,743	8%	9,000	-19%	7,034	8,925	-21%
Silver ounces (000's)	608	734	-17%	954	-36%	1,342	1,915	-30%
Copper pounds (000's)	8,334	6,324	32%	9,535	-13%	14,658	17,430	-16%
Lead pounds (000's)	3,333	4,216	-21%	7,960	-58%	7,549	16,964	-55%
Zinc pounds (000's)	10,426	10,492	-1%	21,133	-51%	20,918	45,256	-54%
Gold ounces	2,622	1,923	36%	2,812	-7%	4,545	5,448	-17%
Copper equivalent pounds (000's) (1)	17,794	15,896	12%	24,786	-28%	33,670	50,157	-33%
Metals payable in concentrates
Silver ounces (000's)	585	666	-12%	854	-31%	1,251	1,632	-23%
Copper pounds (000's)	8,066	5,858	38%	8,569	-6%	13,924	15,610	-11%
Lead pounds (000's)	3,796	3,606	5%	7,849	-52%	7,402	16,424	-55%
Zinc pounds (000's)	8,862	7,692	15%	17,928	-51%	16,554	38,602	-57%
Gold ounces	2,314	1,583	46%	2,306	0%	3,897	4,573	-15%
Copper equivalent pounds (000's) (1)	16,727	13,748	22%	22,005	-24%	30,412	43,918	-31%

(1) Copper equivalent pounds for Q2 2022 were calculated using the following realized prices: $22.65/oz Ag, $4.30/lb Cu, $1.79/lb Zn, $1.00/lb Pb, $1,872/oz Au. Copper equivalent pounds for Q2 2021 were calculated using the following realized prices: $26.80/oz Ag, $4.37/lb Cu, $1.34/lb Zn, $0.97/lb Pb, $1,818/oz Au. Copper equivalent pounds for 6M 2022 were calculated using the following realized prices: $23.30/oz Ag, $4.42/lb Cu, $1.74/lb Zn, $1.03/lb Pb, $1,873/oz Au. Copper equivalent pounds for 6M 2021 were calculated using the following realized prices:  $26.62/oz Ag, $4.13/lb Cu, $1.29/lb Zn, $0.94/lb Pb, $1,798/oz Au.

The Peruvian Operation - Yauricocha Mine, Yauyos, Peru

Sierra’s main asset, Yauricocha, is an underground mine located in western central Peru in the Yauyos province, approximately 12 km west of the Continental Divide. The Yauricocha property covers 18,778 hectares that straddle a 20 km strike length of the prolific Yauricocha fault, a major ore controlling structure in this part of western central Peru. The mine is at an average altitude of 4,600 meters and has been producing for more than 74 years. Ore is processed at the on-site Chumpe plant using a combination of crushing, grinding and flotation and is permitted to produce at a rate of 3,600 tpd. The ore is treated in two separate circuits and is extracted from three different types of deposits which include the following:

-	A polymetallic deposit, containing silver, lead, zinc, copper, and gold

-	A lead oxide deposit, containing lead, silver and gold

-	A copper oxide deposit, containing copper, silver, lead and gold

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2022

(In thousands of United States dollars, unless otherwise stated)

Yauricocha Production

A summary of contained metal production from the Yauricocha Mine for the three months and six months ended June 30, 2022 has been provided below:

						Six months ended June 30,
Yauricocha Production	Q2 2022	Q1 2022	% Var.	Q2 2021	% Var.	2022	2021
Tonnes processed	317,087	315,250	1%	328,909	-4%	632,337	655,120
Daily throughput	3,624	3,603	1%	3,759	-4%	3,613	3,744

Silver grade (g/t)	44.65	39.40	13%	56.94	-22%	42.03	55.65
Copper grade	0.93%	0.79%	18%	0.70%	33%	0.86%	0.63%
Lead grade	0.58%	0.66%	-12%	1.20%	-52%	0.62%	1.27%
Zinc grade	1.88%	1.83%	3%	3.27%	-43%	1.86%	3.49%
Gold Grade (g/t)	0.54	0.52	4%	0.45	20%	0.53	0.44

Silver recovery	58.64%	63.99%	-8%	80.14%	-27%	61.30%	79.70%
Copper recovery	78.66%	77.22%	2%	72.67%	8%	77.90%	69.84%
Lead recovery	75.81%	82.50%	-8%	90.14%	-16%	78.28%	90.15%
Zinc recovery	79.21%	82.09%	-4%	89.23%	-11%	80.12%	89.82%
Gold Recovery	21.62%	20.06%	8%	21.99%	-2%	20.84%	20.91%

Silver production (000 oz)	267	256	4%	483	-45%	523	934
Copper production (000 lb)	5,127	4,279	20%	3,697	39%	9,406	6,379
Lead production (000 lb)	3,060	3,828	-20%	7,831	-61%	6,888	16,537
Zinc production (000 lb)	10,426	10,492	-1%	21,133	-51%	20,918	45,256
Gold Production (oz)	1,179	1,057	12%	1,043	13%	2,236	1,933

Copper equivalent pounds (000's)(1)	12,105	10,876	11%	15,308	-21%	22,969	31,142

(1) Copper equivalent pounds for Q2 2022 were calculated using the following realized prices: $22.65/oz Ag, $4.30/lb Cu, $1.79/lb Zn, $1.00/lb Pb, $1,872/oz Au. Copper equivalent pounds for Q2 2021 were calculated using the following realized prices: $26.80/oz Ag, $4.37/lb Cu, $1.34/lb Zn, $0.97/lb Pb, $1,818/oz Au. Copper equivalent pounds for 6M 2022 were calculated using the following realized prices: $23.30/oz Ag, $4.42/lb Cu, $1.74/lb Zn, $1.03/lb Pb, $1,873/oz Au. Copper equivalent pounds for 6M 2021 were calculated using the following realized prices:  $26.62/oz Ag, $4.13/lb Cu, $1.29/lb Zn, $0.94/lb Pb, $1,798/oz Au.

The Yauricocha Mine processed 317,087 tonnes during Q2 2022, which was in line with throughput in Q1 2022. However, we note an improvement when compared to Q1 2022 copper equivalent pound production, with an 11% increase to 12.1 million pounds due to improved grades in all metals with the exception of lead.

When compared to Q2 2021, there was a 4% decrease from the 328,909 tonnes processed in the same quarter of 2021, due to delays in the mine preparation.

Negative variances in the lead and zinc grades and positive variance in the copper grade resulted from mining in the Esperanza ore body. Despite a 39% increase in copper production, copper equivalent production was 21% lower than the Q2 2021 production, due to lower quantities of silver, zinc and lead produced.

The Mexican Operations

Bolivar Mine, Chihuahua State

The Bolivar Mine is a contiguous portion of the 15,217-hectare Bolívar Property land package within the municipality of Urique, in the Piedras Verdes mining district of Chihuahua State, Mexico. During 2012, the Company achieved its first full year of commercial production at the Piedras Verdes plant, which is located 6 kilometres from the Bolivar Mine that had an initial capacity of 1,000 tpd. After successive expansions, current target throughput is approximately 5,000 tpd.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2022

(In thousands of United States dollars, unless otherwise stated)

Bolivar Production

A summary of contained metal production from the Bolivar Mine for the three and six months ended June 30, 2022 has been provided below:

						Six months ended June 30,
Bolivar Production	Q2 2022	Q1 2022	% Var.	Q2 2021	% Var.	2022	2021
Tonnes processed (t)	256,372	187,556	37%	385,331	-33%	443,928	756,939
Daily throughput	2,930	2,144	37%	4,404	-33%	2,537	4,325

Copper grade	0.63%	0.58%	9%	0.86%	-27%	0.61%	0.82%
Silver grade (g/t)	12.36	10.97	13%	19.06	-35%	11.77	19.31
Gold grade (g/t)	0.24	0.16	50%	0.21	14%	0.20	0.20

Copper recovery	90.61%	85.22%	6%	79.89%	13%	88.35%	82.25%
Silver recovery	80.99%	88.44%	-8%	85.74%	-6%	84.11%	85.13%
Gold recovery	65.93%	63.53%	4%	63.19%	4%	65.11%	66.95%

Copper production (000 lb)	3,207	2,045	57%	5,838	-45%	5,252	11,051
Silver production (000 oz)	83	58	43%	202	-59%	141	399
Gold production (oz)	1,283	592	117%	1,627	-21%	1,875	3,218

Copper equivalent pounds (000's)(1)	4,199	2,597	62%	7,754	-46%	6,788	15,024

(1) Copper equivalent pounds for Q2 2022 were calculated using the following realized prices: $22.65/oz Ag, $4.30/lb Cu, $1.79/lb Zn, $1.00/lb Pb, $1,872/oz Au. Copper equivalent pounds for Q2 2021 were calculated using the following realized prices: $26.80/oz Ag, $4.37/lb Cu, $1.34/lb Zn, $0.97/lb Pb, $1,818/oz Au. Copper equivalent pounds for 6M 2022 were calculated using the following realized prices: $23.30/oz Ag, $4.42/lb Cu, $1.74/lb Zn, $1.03/lb Pb, $1,873/oz Au. Copper equivalent pounds for 6M 2021 were calculated using the following realized prices: $26.62/oz Ag, $4.13/lb Cu, $1.29/lb Zn, $0.94/lb Pb, $1,798/oz Au.

The Bolivar mine processed 256,372 tonnes in Q2 2022, compared to 187,556 tonnes in Q1 2022, which was a 37% increase. Higher throughput as well as higher grades in all metals resulted in a 62% increase in copper equivalent pound production.

When comparing Q2 2022 to Q2 2021, tonnes were 33% lower and grades for copper and silver were 27% and 35% lower respectively, while gold was 14% higher. The change in grade profile is due to the depletion of Bolivar West and the new contribution of the Bolivar NorthWest orebody. When compared to Q2 2021, the decrease in throughput and grades resulted in a 46% decrease in copper equivalent pounds produced during Q2 2022.

While the operational turnaround effort continues at Bolivar, we expect higher plant throughput for the balance of the year, due to improved access to mineralized areas including higher contribution from the Bolivar Northwest zone.

The Cusi Mine, Chihuahua

The Company’s Cusi Mine encompasses 73 concessions covering 11,977 hectares that include 12 historical mines, each located on a mineralized structure, which lie within 40 kilometers of the Malpaso Plant located in Chihuahua State, Mexico. On January 1, 2013 the Company announced that the Cusi Mine achieved commercial production.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2022

(In thousands of United States dollars, unless otherwise stated)

Cusi Production

Operating at an average throughput of 763 tpd, Cusi processed 24% lower tonnes of ore in Q2 2022 as compared to Q1 2022, mainly due to the unexpected underground flooding issues in the quarter. The decrease in grades and throughput at the Cusi Mine resulted in a 38% decrease in silver equivalent ounces.

When comparing Q2 2022 to Q2 2021, the mine processed 9% lower tonnes of ore. Silver production decreased 4% to 0.3 million ounces, gold production increased 13% to 160 ounces and lead production increased 112% to 0.3 million pounds. Silver equivalent production of 283,000 ounces for the quarter was in line with Q2 2021.

A summary of contained metal production from the Cusi Mine for the three and six months ended June 30, 2022 has been provided below:

						Six months ended June 30,
Cusi Production	Q2 2022	Q1 2022	% Var.	Q2 2021	% Var.	2022	2021
Tonnes processed (t)	66,722	87,924	-24%	73,294	-9%	154,646	149,896
Daily throughput(2)	763	964	-21%	838	-9%	884	857

Silver grade (g/t)	146.34	173.96	-16%	138.94	5%	162.04	148.28
Gold grade (g/t)	0.17	0.19	-11%	0.16	6%	0.18	0.16
Lead grade	0.23%	0.26%	-12%	0.10%	130%	0.24%	0.16%
Silver recovery (flotation)	82.07%	85.37%	-4%	81.96%	0%	83.93%	81.39%
Gold recovery (lixiviation)	43.64%	49.94%	-13%	37.41%	17%	47.17%	38.51%
Lead recovery	80.78%	76.96%	5%	82.95%	-3%	77.86%	81.90%

Silver production (000 oz)	258	420	-39%	269	-4%	678	582
Gold production (oz)	160	274	-42%	142	13%	434	297
Lead production (000 lb)	273	388	-30%	129	112%	661	427

Silver equivalent ounces (000's)(1)	283	458	-38%	283	0%	742	617

(1) Silver equivalent ounces for Q2 2022 were calculated using the following realized prices: $22.65/oz Ag, $4.30/lb Cu, $1.79/lb Zn, $1.00/lb Pb, $1,872/oz Au. Silver equivalent ounces for Q2 2021 were calculated using the following realized prices: $26.80/oz Ag, $4.37/lb Cu, $1.34/lb Zn, $0.97/lb Pb, $1,818/oz Au. Silver equivalent ounces for 6M 2022 were calculated using the following realized prices: $23.30/oz Ag, $4.42/lb Cu, $1.74/lb Zn, $1.03/lb Pb, $1,873/oz Au. Silver equivalent ounces for 6M 2021 were calculated using the following realized prices:  $26.62/oz Ag, $4.13/lb Cu, $1.29/lb Zn, $0.94/lb Pb, $1,798/oz Au.

Consolidated Mineral Resources as on December 31, 2021

The Company announced PEA results for the Cusi mine at the end of 2020 and filed the corresponding NI 43-101 Technical Report of January 5, 2021. On August 16, 2021 the Company announced results of the 10,000 tpd PEA for its Bolivar mine and filed the NI 43-101 Technical Report on September 29, 2021. After the close of the year, the Company announced positive results of the updated PEA on expansion of its Yauricocha mine, the Technical Report for which was filed on March 3, 2022.

In accordance with NI 43-101, the Mineral Reserves previously reported for these mines are no longer valid after the issuance of the PEA Technical Reports and so have been removed from the tables below. The Mineral Resources have been adjusted for the mining depletion as of the effective date of the technical reports to December 31, 2021.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2022

(In thousands of United States dollars, unless otherwise stated)

Resources - Measured and Indicated (1) (Based on SRK Technical Reports, depleted by production to December 2021)

											Contained Metal
		Tonnes	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq
		(x1000)	(g/t)	(%)	(%)	(%)	(g/t)	(g/t)	(%)	(%)	(M oz)	(M lb)	(M lb)	(M lb)	(K oz)	(M oz)	(M lb)	(M lb)
Yauricocha (2)	Measured	3,776	61	1.11	0.90	2.57	0.59	-	-	6.78	7	93	75	214	72	-	-	564
	Indicated	9,604	39	1.23	0.53	1.97	0.50	-	-	5.77	12	260	113	417	154	-	-	1,222
	Measured & Indicated	13,379	45	1.19	0.64	2.14	0.52	-	-	6.05	19	353	187	632	225	-	-	1,786
Bolivar (3)	Measured	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Indicated	17,915	15	0.77			0.20	-	1.00	-	9	305	-	-	117	-	393	-
	Measured & Indicated	17,915	15	0.77	-	-	0.20	-	1.00	-	9	305	-	-	117	-	393	-
Cusi (4)	Measured	647	230		0.24	0.29	0.02	247	-	-	5	-	3	4	0	5	-	-
	Indicated	4,303	177		0.55	0.64	0.13	219	-	-	24	-	52	61	18	30	-	-
	Measured & Indicated	4,951	184	-	0.51	0.60	0.11	223	-	-	29	-	56	64	18	35	-	-
Total	Measured & Indicated	36,245	49	0.82	0.30	0.87	0.31				57	658	243	696	360	35	393	1,786

Notes:

1.	Mineral resources that are not mineral reserves do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimates.

2.	Zinc equivalency is based on the following metal price assumptions: US$21.02/oz Ag, US$3.39/lb Cu, US$0.91/lb Pb, US$1.10/lb Zn and US$1,598.21/oz Au. Metallurgical recovery assumptions are variable between mineralization types, and are based on actual plant data for 2019. The average is (where recovered) 76% Ag, 75% Cu, 89% Pb, 89% Zn, 22% Au. The equivalency expression is designed to present an in-situ zinc equivalent, considering the recovered value of the other metals expressed in the value of zinc percent.
The equation is: ZnEq = ((Ag*Ag$*Agrec)+(Cu*Cu$*Curec)+(Pb*Pb$*Pbrec)+(Zn*Zn$*Znrec)+(Au*Au$*Aurec)) / (Zn$*Znrec). Further details of the key assumptions, parameters and methods used for this estimate are provided in the Yauricocha PEA Technical Report.

3.	Measured, Indicated and Inferred Resources include Proven and Probable Reserves. Copper equivalent is based on the following metal prices: US$17.82/oz Ag, US3.08/lb Cu and US$1,354 Au. Totals for Proven and Probable are diluted for internal waste. Metallurgical recovery assumptions are based on actual plant data for 2019 and are 78.6% Ag, 88% Cu, and 62.9% Au. The equivalency expression is designed to present an in-situ copper equivalent, considering the recovered value of the other metals expressed in the value of copper percent.
The equation is: CuEq = ((Ag*Ag$*Agrec)+(Cu*Cu$*Curec)+(Au*Au$*Aurec)) / (Cu$*Curec). Further details of the key assumptions, parameters and methods used for this estimate are provided in the Bolivar PEA Technical Report.

4.	Silver equivalency is based on the following metal price assumptions: US$20.0/oz Ag, US$0.91/lb Pb, US$1.07/lb Zn and US$1,541/oz Au. Based on the historical production information for Cusi, the metallurgical recovery assumptions are 87% Ag, 86% Pb, 51% Zn, 57% Au. The equivalency expression is designed to present an in-situ silver equivalent, considering the recovered value of the other metals expressed in the value of silver g/t.
The equation is: AgEq = ((Ag*Ag$*Agrec)+(Pb*Pb$*Pbrec)+(Zn*Zn$*Znrec)+(Au*Au$*Aurec)) / (Ag$*Agrec). Further details of the key assumptions, parameters and methods used for this estimate are provided in the Cusi PEA Technical Report.

Resources - Inferred (1) (Based on SRK Technical Reports, depleted by production to December 2021)

											Contained Metal
		Tonnes	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq
		(x1000)	(g/t)	(%)	(%)	(%)	(g/t)	(g/t)	(%)	(%)	(M oz)	(M lb)	(M lb)	(M lb)	(K oz)	(M oz)	(M lb)	(M lb)
Yauricocha (2)		11,566	29	1.40	0.32	1.03	0.44	-	-	4.87	11	358	83	262	162	-	-	1,242
Bolivar (3)		19,950	14	0.78			0.21	-	1.00	-	9	344	-	-	134	-	440	-
Cusi (4)		4,893	146		0.43	0.69	0.18	188	-	-	23	-	46	74	28	30	-	-
Total	Inferred	36,409	36	0.88	0.16	0.42	0.28				43	703	129	335	324	30	440	1,242

Notes:

1.	Mineral resources that are not mineral reserves do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimates.

2.	Zinc equivalency is based on the following metal price assumptions: US$21.02/oz Ag, US$3.39/lb Cu, US$0.91/lb Pb, US$1.10/lb Zn and US$1,598.21/oz Au. Metallurgical recovery assumptions are variable between mineralization types, and are based on actual plant data for 2019. The average is (where recovered) 76% Ag, 75% Cu, 89% Pb, 89% Zn, 22% Au. The equivalency expression is designed to present an in-situ zinc equivalent, considering the recovered value of the other metals expressed in the value of zinc percent.
The equation is: ZnEq = ((Ag*Ag$*Agrec)+(Cu*Cu$*Curec)+(Pb*Pb$*Pbrec)+(Zn*Zn$*Znrec)+(Au*Au$*Aurec)) / (Zn$*Znrec). Further details of the key assumptions, parameters and methods used for this estimate are provided in the Yauricocha PEA Technical Report.

3.	Measured, Indicated and Inferred Resources include Proven and Probable Reserves. Copper equivalent is based on the following metal prices: US$17.82/oz Ag, US3.08/lb Cu and US$1,354 Au. Totals for Proven and Probable are diluted for internal waste. Metallurgical recovery assumptions are based on actual plant data for 2019 and are 78.6% Ag, 88% Cu, and 62.9% Au. The equivalency expression is designed to present an in-situ copper equivalent, considering the recovered value of the other metals expressed in the value of copper percent.
The equation is: CuEq = ((Ag*Ag$*Agrec)+(Cu*Cu$*Curec)+(Au*Au$*Aurec)) / (Cu$*Curec). Further details of the key assumptions, parameters and methods used for this estimate are provided in the Bolivar PEA Technical Report.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2022

(In thousands of United States dollars, unless otherwise stated)

4.	Silver equivalency is based on the following metal price assumptions: US$20.0/oz Ag, US$0.91/lb Pb, US$1.07/lb Zn and US$1,541/oz Au. Based on the historical production information for Cusi, the metallurgical recovery assumptions are 87% Ag, 86% Pb, 51% Zn, 57% Au. The equivalency expression is designed to present an in-situ silver equivalent, considering the recovered value of the other metals expressed in the value of silver g/t.
The equation is: AgEq = ((Ag*Ag$*Agrec)+(Pb*Pb$*Pbrec)+(Zn*Zn$*Znrec)+(Au*Au$*Aurec)) / (Ag$*Agrec). Further details of the key assumptions, parameters and methods used for this estimate are provided in the Cusi PEA Technical Report.

The above mineral resource estimate has been prepared by Americo Zuzunaga FAusIMM CP (Mining Engineer), Vice-President, Technical of the Company, a Qualified Person and chartered professional qualifying as a Competent Person under the JORC Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves.

The resource estimate is based on the consolidated mineral resource estimate with the following effective dates as contained in the PEA Technical Reports filed for each of the mines:

Yauricocha Technical Report – effective date: March 31, 2021

Bolivar Technical Report – effective date: December 31, 2019

Cusi Technical Report – effective date: August 31, 2020

In preparing the above estimate, Mr. Zuzunaga has taken account of changes to the mineral resources due to mining depletion as of the effective date of the report to December 31, 2021. The changes to the resource report reflect mine depletion due to mining activities; no other adjustments to the estimate have been made to the mineral resource estimate as set out in the PEA Technical Reports.

All economic parameters are based on the respective PEA Technical Reports. All risks associated with the Mines are defined in the risks section of these Technical Report. Disclosure follows assumptions and parameters used in the Technical Reports.

6.	SUMMARIZED FINANCIAL RESULTS

Six months ended June 30, 2022 (compared to the six months ended June 30, 2021)

Net loss attributable to shareholders for H1 2022 was $14.9 million (H1 2021: net income of $12.2 million) or $(0.09) per share (basic and diluted) (H1 2021: $0.07). The major differences between these periods are explained below.

Revenues

Revenue from metals payable at the Yauricocha Mine during H1 2022 decreased 27% to $67.8 million from the $92.8 million for H1 2021. The decrease in revenues was driven by lower metal production resulting mainly from lower grades and recoveries, with the exception of copper and gold. Copper equivalent payable pounds decreased 27% to 20,100 as the 47% increase in copper production could not compensate for the decline in production of zinc and lead.

Revenue from metals payable in Mexico were $39.3 million for H1 2022 compared to $56.3 million in H1 2021. This 30% decrease in revenue from Mexico was driven mainly by the decline in metal production resulting from the 33% lower throughput and lower head grades from the Bolivar mine during H1 2022 versus H1 2021. At Cusi, lower throughput and lower realized silver prices were partially offset by higher grades and recoveries. Revenue for H1 2022 from Bolivar was $23.9 million (H1 2021- $44.1 million) and from Cusi was $15.4 million (H1 2021 - $12.2 million).

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2022

(In thousands of United States dollars, unless otherwise stated)

The following table shows the Company’s realized selling prices for the three and six months ended June 30, 2022, and each of the last six quarters:

Realized Metal Prices	2022			2021
(In US dollars)	Q2	Q1	H1	Q4	Q3	Q2	Q1	H1
Silver (oz)	$22.65	$23.95	$23.30	$23.41	$24.20	$26.80	$26.44	$26.62
Copper (lb)	$4.30	$4.53	$4.42	$4.40	$4.20	$4.37	$3.88	$4.13
Lead (lb)	$1.00	$1.06	$1.03	$1.06	$1.07	$0.97	$0.92	$0.94
Zinc (lb)	$1.79	$1.69	$1.74	$1.55	$1.36	$1.34	$1.24	$1.29
Gold (oz)	$1,872	$1,875	$1,873	$1,795	$1,790	$1,818	$1,778	$1,798

Yauricocha’s cash cost per copper equivalent payable pound was $2.12 (H1 2021 - $1.45) and AISC per copper equivalent payable pound of $3.53 (H1 2021 - $2.62) for H1 2022. The increase in the cash costs at Yauricocha was driven by higher cost of production and the 27% decrease in copper equivalent payable pounds as compared to the six-month period of 2021. Sustaining costs for H1 2022 decreased mainly due to the lower treatment and refining costs and lower selling costs offset by an increase in sustaining capital. This decrease could not compensate for the lower copper equivalent payable pounds resulting in 35% higher AISC for H1 2022 compared to H1 2021.

Bolivar’s cash cost per copper equivalent payable pound was $3.87 (H1 2021 - $1.67) and AISC per copper equivalent payable pound was $6.26 (H1 2021 - $3.39) for H1 2022. Unit costs at Bolivar increased due to higher costs of production and the 48% decline in the copper equivalent payable pounds, resulting from lower throughput and grades during the six-month period of 2022 compared to the same period of 2021.

Cusi’s cash cost per silver equivalent payable ounce decreased to $17.83 from the H1 2021 costs of $20.15. AISC for H1 2022 was $25.25 as compared to $32.92 per silver equivalent payable ounce in H1 2021. Unit cash costs improved from the prior year period, mainly due to 25% increase in the silver equivalent payable ounces combined with lower treatment and refining costs and lower sustaining capital expenditure as compared to H1 2021.

Non-cash depletion, depreciation and amortization

The Company recorded total non-cash depletion, depreciation and amortization expense for H1 2022 of $18.4 million compared to $22.0 million for the same period in 2021.

A large component of the net income for every period is the non-cash depletion charge in Peru, which was $3.1 million for H1 2022 (H1 2021: $4.9 million). The non-cash depletion charge is based on the aggregate fair value of the Yauricocha mineral property at the date of acquisition of Corona of $371.0 million amortized over the total proven and probable reserves of the mine.

General and Administrative Expenses

General and administrative expenses of $10.8 million in H1 2022 were lower than the $11.2 million incurred in H1 2021, as lower salaries were partially offset by higher costs of consultants during the six-month period of 2022.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2022

(In thousands of United States dollars, unless otherwise stated)

Adjusted EBITDA (1)

The Company recorded adjusted EBITDA of $17.4 million during H1 2022, which was 75% decrease from the $68.4 million of adjusted EBITDA for H1 2021. This included $18.5 million (H1 2021: $46.5 million) of EBITDA from the Peruvian operations and $1.6 million (H1 2021: $24.4 million) from the operations in Mexico. The decrease in adjusted EBITDA resulted from lower revenue during the six-month period. Adjusted EBITDA is a non-IFRS measure that represents an indication of the Company’s continuing capacity to generate earnings from operations before taking into account management’s financing decisions and costs of consuming capital assets, which vary according to their vintage, technological currency, and management’s estimate of their useful life. Adjusted EBITDA comprises revenue less operating expenses before interest expense (income), property, plant and equipment amortization and depletion, foreign exchange variations, non-recurring provisions, share-based payments expense, and income taxes. The Company considers cash flow before movements in working capital to be the IFRS performance measure that is most closely comparable to adjusted EBITDA.

Income taxes

The Company recorded current tax expense of $7.6 million for H1 2022 compared to $20.7 million in H1 2021. The decrease was a result of lower taxable incomes in Peru and Mexico during the six-month period.

During H1 2022, the Company recorded a deferred tax recovery of $5.6 million compared to a $0.3 million deferred tax recovery in H1 2021. The deferred tax recovery is mainly associated with the quarterly non-cash depletion charge for acquisition of Corona combined with the mark to market adjustments related to revenues.

Adjusted net income (loss) attributable to shareholders (1)

Adjusted net loss attributable to shareholders (1) of $5.7 million, or $(0.03) per share, for H1 2022 as compared to adjusted net income of $17.8 million, or $0.11 per share for H1 2021. Adjusted net income is defined by management as the net income attributable to shareholders shown in the condensed interim consolidated statements of income excluding the non-cash depletion charge due to the acquisition of Corona, the corresponding deferred income tax recovery, and certain non-recurring or non-cash items. Accordingly, management considers this metric to be more meaningful to measure the Company’s profitability than net income as it adjusts for specific non-cash items.

(1) This is a non-IFRS performance measure, see non-IFRS Performance Measures section of this MD&A.

Total Comprehensive Income (loss)

Total comprehensive loss (“TCL”) for H1 2022 was $13.8 million compared to total comprehensive income (“TCI”) of $14.8 million in H1 2021. TCL includes a foreign currency loss of $0.2 million for H1 2022 (H1 2021: loss of $0.1 million).

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2022

(In thousands of United States dollars, unless otherwise stated)

The following tables display selected six-month financial results detailed by operating segment:

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Six months ended June 30, 2022	$	$	$	$	$
Revenue	67,849	23,912	15,421	-	107,182

Production cost of sales	(43,754)	(26,281)	(12,053)	-	(82,088)
Depletion of mineral property	(3,100)	(2,631)	(371)	-	(6,102)
Depreciation and amortization of property, plant and equipment	(6,855)	(3,805)	(1,686)	-	(12,346)
Cost of sales	(53,709)	(32,717)	(14,110)	-	(100,536)

Gross profit (loss) from mining operations	14,140	(8,805)	1,311	-	6,646

Net income (loss) from operations	2,559	(10,005)	(2,651)	(3,513)	(13,610)

Adjusted EBITDA	18,483	755	887	(2,724)	17,401

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Six months ended June 30, 2021	$	$	$	$	$
Revenue	92,755	44,083	12,235	-	149,073

Production cost of sales	(42,598)	(19,433)	(10,635)	-	(72,666)
Depletion of mineral property	(4,898)	(2,616)	(794)	-	(8,308)
Depreciation and amortization of property, plant and equipment	(8,234)	(3,613)	(1,818)	-	(13,665)
Cost of sales	(55,730)	(25,662)	(13,247)	-	(94,639)

Gross profit (loss) from mining operations	37,025	18,421	(1,012)	-	54,434

Net income (loss) from operations	13,223	7,597	(2,788)	(3,193)	14,839

Adjusted EBITDA	46,497	22,345	2,057	(2,454)	68,445

Cash Flows

Cash flow generated from operations before movements in working capital of $9.1 million for H1 2022 decreased compared to $60.7 million in H1 2021. The decrease in operating cash flow is mainly the result of lower revenues attributable lower metal productions at the Yauricocha and Bolivar mines and higher cost of sales during H1 2022 compared to H1 2021.

Net cash flow of $(22.5) million (H1 2021: $(34.1) million) used in investing activities during H1 2022 consists of development costs, equipment purchases, plant improvement expenditures required to meet throughput increases, expenditures on shafts and ventilation.

A breakdown of the Company’s capital expenditures of $21.8 million, excluding working capital adjustments related to capital expenditures, during the six months ended June 30, 2022 is presented in the following table:

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2022

(In thousands of United States dollars, unless otherwise stated)

H1 2022 Capital Expenditures by Mine
($000)	Yauricocha	Bolivar	Cusi	Total
Expenditure
Exploration	$1,509	$2,485	$4	$3,998
Development	$2,826	$3,430	$912	$7,168
Equipment	$1,923	$1,071	$384	$3,378
Mascota Shaft / Central Shaft	$676	$-	$-	$676
Concentrator Plant	$219	$687	$38	$944
Ventilation	$122	$-	$-	$122
Tailings dam	$271	$53	$958	$1,282
Other	$1,058	$81	$-	$1,139
Expansion studies	$-	$604	$22	$626
Development to increase production	$-	$910	$-	$910
Yauricocha Shaft	$1,577	$-	$-	$1,577
	$10,181	$9,321	$2,318	$21,820

Net cash flow of $(1.5) million (H1 2021: $7.9 million) used in financing activities for H1 2022 included $1.0 million of interest paid and repayment of leases of $0.5 million. The Company, through its Peruvian subsidiary – Sociedad Minera Corona, received from Banco de Credito del Peru and Santander an approval for a loan facility to repay the $25.0 million of instalments due in 2022 on the original secured corporate credit facility. Accordingly, $12.5 million was received during the first half of the year, which was used to repay the instalments due in March and June 2022.

7.	QUARTERLY FINANCIAL REVIEW

The following table displays selected results from the eight most recent quarters:

	2022		2021				2020
(In thousands of United States dollars, except per share amounts)	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30
Revenues	49,941	57,241	62,240	60,701	79,449	69,624	76,218	73,211
Adjusted EBITDA	1,413	15,988	18,843	17,444	40,499	27,946	33,725	39,739
Adjusted net income (loss) attributable to shareholders	(11,631)	5,945	5,443	(1,677)	13,066	4,739	8,670	18,377
Net income (loss) attributable to shareholders	(15,266)	369	(34,716)	(4,815)	9,084	3,084	7,603	17,531

Basic and diluted earnings (loss) per share ($)	(0.09)	0.00	(0.21)	(0.03)	0.06	0.02	0.04	0.11

Three months ended June 30, 2022 (compared to the three months ended June 30, 2021)

Net loss attributable to shareholders for Q2 2022 was $15.3 million, or $0.09 per share (basic and diluted), compared to net income of $9.1 million, or $0.06 per share (basic and diluted) for the same period in 2021. The major differences between these periods are explained below.

Revenues

Revenues for Q2 2022 were impacted by the negative mark to market adjustments on the open sales positions as on June 30, 2022. The closing prices for Q2 2022 for copper, zinc, lead and silver were 20%, 24%, 22% and 18% lower than the closing prices at the end of Q1 2022.

Revenues from metals payable from the Yauricocha Mine in Peru decreased 36% to $32.1 million from the $50.8 million in Q2 2021. The decrease in revenues for Q2 2022 compared to the same period in 2021 was due to lower quantities of metals sold impacted by lower grades for all metals except for copper and gold. As compared to Q1 2022, Yauricocha revenues were 10% lower, despite higher equivalent copper payable pounds, due to the mark to market adjustments as indicated earlier.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2022

(In thousands of United States dollars, unless otherwise stated)

Revenues generated at the Bolivar Mine for Q2 2022 of $12.3 million, decreased as compared to $22.6 million for the same period in 2021, as a result of decline in metal sales attributable to lower throughput and grades during Q2 2022. As compared to Q1 2022, revenues were 6% higher, despite the impact of lower metal prices, due to higher quantities of payable metals.

Revenues generated at the Cusi Mine for Q2 2022 of $5.6 million decreased from the $6.1 million of revenue in Q2 2021. Cusi revenues were 44% lower than those in Q1 2022 due to the combined impact of lower silver prices and fewer silver equivalent payable ounces, attributable to the operational challenges during Q2 2022.

Yauricocha’s cash cost per copper equivalent payable pound was $2.06 (Q2 2021 - $1.41), and AISC per copper equivalent payable pound of $3.39 (Q2 2021 - $2.57). The increase in cash costs was a combined result of higher operating costs and lower copper equivalent payable pounds versus Q2 2021. A decrease in unit costs when compared to Q1 2022 resulted from an 11% increase in copper equivalent payable pounds.

Bolivar’s cash cost per copper equivalent payable pound for Q2 2022 increased to $3.39 from $1.76 in Q2 2021 due to higher operating costs and 40% decline in the copper equivalent payable pounds compared to Q2 2021. Sustaining costs, including treatment and refining costs and capital expenditure, decreased during the quarter, but could not compensate for the 40% lower copper equivalent payable pounds, resulting in AISC per copper equivalent payable pound of $5.48, a 42% increase from the AISC of $3.85 during the same quarter of 2021. Q2 2022 unit costs decreased when compared Q1 2022 due to the 40% increase in copper equivalent payable pounds.

Cusi’s cash cost per silver equivalent payable ounce was $24.84 (Q2 2021 - $21.67) as a result of higher operating costs. AISC per silver equivalent payable ounce decreased to $33.83 (Q2 2021 - $35.73) due to lower sustaining costs. Silver equivalent payable ounces for Q2 2022 were in-line with those in Q2 2021, but 37% lower than Q1 2022 resulting higher unit costs when compared to Q1 2022.

Non-cash depletion, depreciation and amortization

The Company recorded total non-cash depletion, depreciation and amortization expense for Q2 2022 of $9.4 million compared to $10.7 million for the same period in 2021.

A large component of the non-cash depletion, depreciation and amortization expense is the depletion charge on the acquisition of Corona of $1.7 million for Q2 2021 compared to $1.6 million for the same period in 2020. The non-cash depletion charge is based on the aggregate fair value of the Yauricocha mineral property at the date of acquisition of Corona of $371.0 million amortized over the total proven and probable reserves of the mine.

General and Administrative Expenses

The Company incurred general and administrative expenses of $5.6 million for Q2 2022 compared to $5.2 million for Q2 2021. The increase in general and administrative expenses in Q2 2022 was mainly related to higher legal and consultants’ fees.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2022

(In thousands of United States dollars, unless otherwise stated)

Adjusted EBITDA

Adjusted EBITDA(1) of $1.4 million for Q2 2022 as compared to $40.5 million in Q2 2021, mainly due to lower revenues and higher costs during Q2 2022.

Income taxes

The Company recorded current tax expense of $4.9 million for Q2 2022 compared to $11.9 million in Q2 2021 due to the lower taxable income generated in Peru and Mexico during Q2 2022 compared to Q2 2021.

During Q2 2022, the Company recorded a deferred tax recovery of $0.9 million compared to a deferred tax recovery of $0.4 million in Q2 2021. The main driver for the Company’s consolidated deferred tax recovery is the non-cash recovery associated with the acquisition of Corona which has decreased year over year in line with the non-cash depletion charge mentioned previously.

Adjusted net income attributable to shareholders

The Company recorded an adjusted net loss of $11.6 million for Q2 2022 compared to $13.1 million for Q2 2021. Adjusted net income is defined by management as the net income attributable to shareholders shown in the condensed interim consolidated statements of income excluding the non-cash depletion charge due to the acquisition of Corona, the corresponding deferred income tax recovery, and certain non-recurring or non-cash items. Accordingly, management considers this metric to be more meaningful to measure the Company’s profitability than net income as it adjusts for specific non-cash items.

Total Comprehensive Income (loss)

TCL for Q2 2022 was $15.9 million compared to TCI of $11.2 million for the same period in 2021. TCL includes a foreign currency loss of $0.2 million in Q2 2022 (Q2 2021: gain of $0.02 million). The unrealized foreign currency translation loss was caused by the weakening of the Canadian dollar relative to the US dollar during the quarter, which resulted in a foreign exchange gain on the translation of the Canadian dollar net assets into the Company’s US dollar presentation currency.

The following tables display selected quarterly financial results detailed by operating segment:

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Three months ended June 30, 2022	$	$	$	$	$
Revenue	32,055	12,323	5,563	-	49,941
					-
Production cost of sales	(24,235)	(13,887)	(6,379)	-	(44,501)
Depletion of mineral property	(93)	(1,013)	222	-	(884)
Depreciation and amortization of property, plant and equipment	(5,451)	(1,822)	(1,279)	-	(8,552)
Cost of sales	(29,779)	(16,722)	(7,436)	-	(53,937)

Gross profit (loss) from mining operations	2,276	(4,399)	(1,873)	-	(3,996)

Net income (loss) from operations	(5,993)	(3,789)	(4,295)	(1,663)	(15,740)

Adjusted EBITDA	4,250	326	(2,021)	(1,142)	1,413

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2022

(In thousands of United States dollars, unless otherwise stated)

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Three months ended June 30, 2021	$	$	$	$	$
Revenue	50,830	22,555	6,064	-	79,449

Production cost of sales	(21,132)	(8,711)	(5,706)	-	(35,549)
Depletion of mineral property	(2,522)	(1,503)	(283)	-	(4,308)
Depreciation and amortization of property, plant and equipment	(3,924)	(1,545)	(948)	-	(6,417)
Cost of sales	(27,578)	(11,759)	(6,937)	-	(46,274)

Gross profit (loss) from mining operations	23,252	10,796	(873)	-	33,175

Net income (loss) from operations	10,029	3,956	(1,548)	(1,358)	11,079

Adjusted EBITDA	28,175	12,649	960	(1,285)	40,499

8.	LIQUIDITY AND CAPITAL RESOURCES

Financial Condition Review

The following table provides a comparison of key elements of Sierra’s statement of financial position as at June 30, 2022 and December 31, 2021:

(000's)	June 30, 2022	December 31, 2021
Cash and cash equivalents	$16,404	$34,929
Working capital	$(6,426)	$17,321
Total assets	$374,417	$396,824

Debt (net of financing fees)	$80,793	$80,804
Total liabilities	$183,259	$192,192

Equity attributable to owners of the Company	$154,488	$169,249

Cash and cash equivalents of $16.4 million and working capital of $(6.4) million as at June 30, 2022 compared to $34.9 million and $17.3 million, respectively, at the end of 2021. Cash and cash equivalents decreased during the six-month period due to $22.5 million used in investing activities and $1.5 million of cash used in financing activities offset by $5.5 million of cash generated from operating activities. Management believes that the negative working capital is temporary and anticipates this to turn positive during the second half of the year, particularly with the refinancing of the $12.5 million short term portion of the BCP credit facility in the second half of the year. On June 7, 2022, the Company, through its subsidiary Sociedad Minera Corona, S.A (“Corona”) received approval for a $25.0 million credit facility from BCP and Banco Santander S.A to refinance the quarterly installments payable in 2022.

Additionally, the Company has the following approved credit facilities –

•	line of credit for $14.0 million from Scotiabank, Lima.

•	line of credit for $5.0 million from Banco Santander, Mexico

•	line of credit for 30.0 million Mexican Pesos from Banco Santander, Mexico

•	Working capital line of credit of up to $5.0 million from HSBC, Mexico

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2022

(In thousands of United States dollars, unless otherwise stated)

Trade and other receivables as at June 30, 2022 include $3.4 million (December 31, 2021 - $4.9 million) of Mexican value-added tax (“VAT”) receivables. The Company expects to collect or offset the VAT balance against 2022 VAT payables. Amounts included in trade and other receivables are current and the Company has no provision for expected credit losses as at June 30, 2022.

Sierra’s outstanding loan and credit facilities are shown below:

	Balance Outstanding
(000's)	Limit	June 30, 2022	December 31, 2021
Senior Secured Corporate Facility with BCP(1)	$100,000	$80,793	$80,804
Total Debt		$80,793	$80,804

Less cash balances		$16,404	$34,929
Net Debt		$64,389	$45,875

(1) See condensed interim consolidated financial statements as at June 30, 2022 for details of the loan facility.

Outstanding shares

The authorized share capital at June 30, 2022 was an unlimited number of common shares without par value. As at August 10, 2022, the Company had 163.9 million shares issued and outstanding (December 31, 2021 – 163.4 million shares issued and outstanding).

As at June 30, 2022, there were 1,578,722 RSUs outstanding at a weighted average fair value of C$1.56. The Company also had 777,333 DSUs outstanding at a weighted average fair value of C$1.17.

As at August 10, 2022 there are 1,578,722 RSUs and 777,333 DSUs outstanding at a weighted average fair value of C$1.56 and C$1.17 respectively.

9.	safety, health and environment

Sierra Metals is fully committed to disciplined and responsible growth and has Safety and Health and Environmental Policies in place to support this commitment. The Company’s corporate responsibility objectives are to prevent pollution, minimize the impact operations may cause to the environment and practice progressive rehabilitation of areas impacted by its activities. The Company aims to operate in a socially responsible and sustainable manner, and to follow international guidelines in Mexico and Peru. The Company focuses on social programs with the local communities in Mexico and Peru on an ongoing basis.

The Company is implementing proactive and reactive mitigation measures to minimize any potential impacts COVID-19 may have on its employees, communities, operations, supply chain, and finances. The Company has taken various measures including adherence to the most up to date guidance from governments and public health authorities in each jurisdiction in which it operates. These measures include, but are not limited to, reducing on-site crew sizes, enhanced cleaning and disinfecting protocols, eliminating group meetings, requiring workers with symptoms not to come to work and promoting preventative measures including social distancing and frequent handwashing.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2022

(In thousands of United States dollars, unless otherwise stated)

10.	OTHER RISKS AND UNCERTAINTIES

Claims and Legal Proceedings

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the normal course of business. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. The Company carries liability insurance coverage and will establish accruals and provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

These matters include an ongoing personal action filed in Mexico against Dia Bras Mexicana S.A de C.V (“DBM”) by an individual, Carlos Emilio Seijas Bencomo, claiming the annulment and revocation of the purchase agreement of two mining concessions, Bolívar III and IV between Minera Senda de Plata S.A. de C.V. and Ambrosio Bencomo Casavantes, and with this, the nullity of purchase agreement between DBM and Minera Senda de Plata S.A. de C.V. Carlos. Emilio Seijas Bencomo passed away in 2020 and his heirs appointed Mr. Emilio Ambrosio Bencomo Portillo as legal representative to pursue this case. On March 12, 2021, the first Civil Court of Chihuahua complied with the order of the Collegiate Court absolving DBM of all claims raised by the plaintiff. The plaintiff filed an appeal against this ruling on April 7, 2021, which was dismissed by the Second Collegiate Federal on April 6, 2022, leaving the plaintiff with the only option of appealing to the Supreme Court.

11.	NON-IFRS PERFORMANCE MEASURES

The non-IFRS performance measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers.

Non-IFRS reconciliation of adjusted EBITDA

EBITDA is a non-IFRS measure that represents an indication of the Company’s continuing capacity to generate earnings from operations before taking into account management’s financing decisions and costs of consuming capital assets, which vary according to their vintage, technological currency, and management’s estimate of their useful life. EBITDA comprises revenue less operating expenses before interest expense (income), property, plant and equipment amortization and depletion, and income taxes. Adjusted EBITDA has been included in this document. Under IFRS, entities must reflect in compensation expense the cost of share-based payments. In the Company’s circumstances, share-based payments involve a significant accrual of amounts that will not be settled in cash but are settled by the issuance of shares in exchange for cash. As such, the Company has made an entity specific adjustment to EBITDA for these expenses. The Company has also made an entity-specific adjustment to the foreign currency exchange (gain)/loss. The Company considers cash flow before movements in working capital to be the IFRS performance measure that is most closely comparable to adjusted EBITDA.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2022

(In thousands of United States dollars, unless otherwise stated)

The following table provides a reconciliation of adjusted EBITDA to the condensed interim consolidated financial statements for the three and six months ended June 30, 2022 and 2021:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Net income (loss)	$(15,740)	$11,079	$(13,610)	$14,839

Adjusted for:
Depletion and depreciation	9,453	12,027	18,616	23,809
Interest expense and other finance costs	950	863	1,717	1,743
NRV adjustments on inventory	2,677	385	5,218	741
Share-based payments	131	287	326	724
Derivative gains	-	-	-	(451)
Costs related to COVID	273	2,810	1,584	5,487
Foreign currency exchange and other provisions	(301)	1,229	1,562	497
Legal settlement and related charges	-	324	-	714
Income taxes	3,970	11,495	1,988	20,342
Adjusted EBITDA	$1,413	$40,499	$17,401	$68,445

Non-IFRS reconciliation of adjusted net income

The Company has included the non-IFRS financial performance measure of adjusted net income, defined by management as the net income attributable to shareholders shown in the statement of earnings plus the non-cash depletion charge due to the acquisition of Corona and the corresponding deferred tax recovery and certain non-recurring or non-cash items such as share-based compensation and foreign currency exchange (gains) losses. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors may want to use this information to evaluate the Company’s performance and ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance in accordance with IFRS.

The following table provides a reconciliation of adjusted net income to the condensed interim consolidated financial statements for the three and six months ended June 30, 2022 and 2021:

	Three Months Ended June 30,		Six Months Ended June 30,
(In thousands of United States dollars)	2022	2021	2022	2021
Net income (loss) attributable to shareholders	$(15,266)	$9,084	$(14,897)	$12,168
Non-cash depletion charge on Corona's acquisition	1,696	2,522	3,100	4,898
Deferred tax recovery on Corona's acquisition depletion charge	(568)	(765)	(995)	(1,486)
NRV adjustments on inventory	2,677	385	5,218	741
Share-based compensation	131	287	326	724
Legal settlement and related charges	-	324	-	714
Derivative gains	-	-	-	(451)
Foreign currency exchange loss (gain)	(301)	1,229	1,562	497
Adjusted net income (loss) attributable to shareholders	$(11,631)	$13,066	$(5,686)	$17,805

Cash cost per silver equivalent payable ounce and copper equivalent payable pound

The Company uses the non-IFRS measure of cash cost per silver equivalent ounce and copper equivalent payable pound to manage and evaluate operating performance. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2022

(In thousands of United States dollars, unless otherwise stated)

All-in sustaining cost per silver equivalent payable ounce and copper equivalent payable pound

All-In Sustaining Cost (“AISC”) is a non-IFRS measure and was calculated based on guidance provided by the World Gold Council (“WGC”) in June 2013. WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus development capital expenditures.

AISC is a more comprehensive measure than cash cost per ounce/pound for the Company’s consolidated operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver and copper from its current operations.

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

Consolidated AISC includes total production cash costs incurred at the Company’s mining operations, including treatment and refining charges and selling costs, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures and corporate general and administrative expenses. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes that this measure represents the total sustainable costs of producing silver and copper from current operations and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver and copper production from current operations, new project capital and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

The following table provides a reconciliation of cash costs to cost of sales, as reported in the Company’s condensed interim consolidated statement of income for the three and six months ended June 30, 2022 and 2021:

	Three months ended				Three months ended
(In thousand of US dollars, unless stated)	June 30, 2022				June 30, 2021
	Yauricocha	Bolivar	Cusi	Consolidated	Yauricocha	Bolivar	Cusi	Consolidated
Cash Cost per Tonne of Processed Ore
Cost of Sales (1)	29,779	16,722	7,435	53,936	27,578	15,605	6,937	50,120
Reverse: Workers Profit Sharing	(617)	-	-	(617)	(1,575)	-	-	(1,575)
Reverse: D&A/Other adjustments	(5,664)	(3,346)	(1,001)	(10,011)	(6,446)	(4,066)	(1,290)	(11,802)
Reverse: Variation in Finished Inventory	(1,522)	823	(862)	(1,561)	622	(799)	88	(89)
Total Cash Cost	21,976	14,199	5,572	41,747	20,179	10,740	5,735	36,654
Tonnes Processed	317,087	256,372	66,721	640,180	328,909	385,331	73,294	787,534
Cash Cost per Tonne Processed	$69.31	55.38	83.51	65.21	61.35	27.87	78.25	46.54

(1) Cost of sales for Bolivar for the three-month and six-month ended June 30, 2021 are restated to include inventory adjustments of $3.8 million, which were missed in the cash cost calculations in Q2 2021 and recorded as prior period adjustments in Q3 2021.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2022

(In thousands of United States dollars, unless otherwise stated)

	Six months ended				Six months ended
(In thousand of US dollars, unless stated)	June 30, 2022				June 30, 2021
	Yauricocha	Bolivar	Cusi	Consolidated	Yauricocha	Bolivar	Cusi	Consolidated
Cash Cost per Tonne of Processed Ore
Cost of Sales (1)	53,709	32,717	14,108	100,534	55,730	29,203	13,552	98,485
Reverse: Workers Profit Sharing	(617)	-	-	(617)	(2,641)	-	-	(2,641)
Reverse: D&A/Other adjustments	(10,444)	(6,527)	(2,090)	(19,061)	(13,132)	(7,623)	(2,715)	(23,470)
Reverse: Variation in Finished Inventory	(2,013)	(583)	(292)	(2,888)	(66)	820	342	1,096
Total Cash Cost	40,635	25,607	11,726	77,968	39,891	22,400	11,179	73,470
Tonnes Processed	632,337	443,928	154,645	1,230,910	655,120	756,939	149,896	1,561,955
Cash Cost per Tonne Processed	$64.26	57.68	75.83	63.34	60.89	29.59	74.58	47.04

(1) Cost of sales for Bolivar for the six-month June 30, 2021 are restated to include inventory adjustments of $3.8 million, which were missed in the cash cost calculations in Q2 2021 and recorded as prior period adjustments in Q3 2021.

The following table provides detailed information on Yauricocha’s cash cost, and all-in sustaining cost per copper equivalent payable pound for the three and six months ended June 30, 2022 and 2021:

YAURICOCHA		Three months ended		Six months ended
(In thousand of US dollars, unless stated)		June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Cash Cost per zinc equivalent payable pound
Total Cash Cost		21,975	20,179	40,635	39,891
Variation in Finished inventory		1,523	(622)	2,013	66
Total Cash Cost of Sales		23,498	19,557	42,648	39,957
Treatment and Refining Charges		7,677	8,648	14,529	18,757
Selling Costs		911	1,249	1,630	2,573
G&A Costs		2,840	2,335	4,523	4,837
Sustaining Capital Expenditures		3,750	3,782	7,718	6,058
All-In Sustaining Cash Costs		38,676	35,571	71,048	72,182
Copper Equivalent Payable Pounds (000's)		11,410	13,847	20,100	27,563
Cash Cost per Copper Equivalent Payable Pound	(US$)	2.06	1.41	2.12	1.45
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	3.39	2.57	3.53	2.62

The following table provides detailed information on Bolivar’s cash cost, and all-in sustaining cost per copper equivalent payable pound for the three and six months ended June 30, 2022 and 2021:

BOLIVAR		Three months ended		Six months ended
(In thousand of US dollars, unless stated)		June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Cash Cost per copper equivalent payable pound
Total Cash Cost		14,199	10,740	25,607	22,400
Variation in Finished inventory		(823)	799	583	(820)
Total Cash Cost of Sales		13,376	11,539	26,190	21,580
Treatment and Refining Charges		2,537	4,843	4,585	8,413
Selling Costs		1,126	1,287	2,089	2,386
G&A Costs		1,115	1,614	1,930	3,065
Sustaining Capital Expenditures		3,545	5,999	7,557	8,253
All-In Sustaining Cash Costs		21,699	25,282	42,351	43,697
Copper Equivalent Payable Pounds (000's)		3,951	6,561	6,761	12,888
Cash Cost per Copper Equivalent Payable Pound	(US$)	3.39	1.76	3.87	1.67
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	5.49	3.85	6.26	3.39

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2022

(In thousands of United States dollars, unless otherwise stated)

The following table provides detailed information on Cusi’s cash cost, and all-in sustaining cost per silver equivalent payable ounce for the three and six months ended June 30, 2022 and 2021:

CUSI		Three months ended		Six months ended
(In thousand of US dollars, unless stated)		June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Cash Cost per silver equivalent payable ounce
Total Cash Cost		5,572	5,735	11,726	11,179
Variation in Finished inventory		862	(88)	292	(342)
Total Cash Cost of Sales		6,434	5,647	12,018	10,837
Treatment and Refining Charges		341	966	845	2,068
Selling Costs		245	322	616	619
G&A Costs		550	137	1,245	584
Sustaining Capital Expenditures		1,191	2,239	2,297	3,599
All-In Sustaining Cash Costs		8,761	9,311	17,021	17,707
Silver Equivalent Payable Ounces (000's)		259	261	674	538
Cash Cost per Silver Equivalent Payable Ounce	(US$)	24.84	21.67	17.83	20.15
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	33.83	35.73	25.25	32.92

Consolidated:

CONSOLIDATED		Three months ended		Six months ended
(In thousand of US dollars, unless stated)		June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Total Cash Cost of Sales		43,308	35,631	80,856	72,374
All-In Sustaining Cash Costs		69,136	63,422	130,420	133,586
Copper Equivalent Payable Pounds (000's)		17,551	22,024	27,707	41,257
Cash Cost per Copper Equivalent Payable Pound	(US$)	2.47	1.62	2.92	1.75
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	3.94	2.88	4.71	3.24

Additional non-IFRS measures

The Company uses other financial measures, the presentation of which is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following other financial measures are used:

●	Operating cash flows before movements in working capital - excludes the movement from period-to-period in working capital items including trade and other receivables, prepaid expenses, deposits, inventories, trade and other payables and the effects of foreign exchange rates on these items.

The terms described above do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that their presentation provides useful information to investors because cash flows generated from operations before changes in working capital excludes the movement in working capital items. This, in management’s view, provides useful information of the Company’s cash flows from operations and are considered to be meaningful in evaluating the Company’s past financial performance or its future prospects. The most comparable IFRS measure is cash flows from operating activities.

12.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Significant accounting judgments and estimates

In the application of the Company’s accounting policies, which are described in note 2 of the Company’s December 31, 2021 consolidated financial statements, management is required to make judgments, estimates and assumptions about the effects of uncertain future events on the carrying amounts of assets and liabilities. The estimates and associated assumptions are based on management’s best knowledge of the relevant facts and circumstances and historical experience. Actual results may differ from these estimates; potentially having a material future effect on the Company’s consolidated financial statements.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2022

(In thousands of United States dollars, unless otherwise stated)

The following are the significant judgments that management has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

I.	Impairment review of asset carrying values

In accordance with the Company’s accounting policy, at every reporting period, the Company assesses whether there are any indicators that the carrying value of its assets or CGUs may be impaired, which is a significant management judgment. Where there is an indication that the carrying amount of an asset may not be recoverable, the Company prepares a formal estimate of the recoverable amount by analyzing discounted cash flows. The resulting valuations are particularly sensitive to changes in estimates such as long- term commodity prices, exchange rates, sales volume, operating costs, and discount rates. In the event of impairment, if there is an adverse change in any of the assumptions or estimates used in the discounted cash flow model, this could result in a further impairment of the asset. Also, in accordance with the Company’s accounting policy, the Company capitalizes evaluation expenditures when there is a high degree of confidence that these costs are recoverable and have a probable future benefit.

II.	Mineral reserves and resources

The Company estimates mineral reserves and resources based on information prepared by qualified persons as defined in accordance with the Canadian Securities Administrators’ National Instrument (“NI”) 43-101. These estimates form the basis of the Company’s life of mine (“LOM”) plans, which are used for a number of important and significant accounting purposes, including: the calculation of depletion expense and impairment charges, forecasting the timing of the payment of decommissioning costs and future taxes. There are significant uncertainties inherent in the estimation of mineral reserves and the assumptions used which include commodity prices, production costs, recovery rates and exchange rates may change significantly when new information becomes available. Changes in assumptions could result in mineral reserves being revised, which in turn would impact our depletion expense, asset carrying values and the provision for decommissioning costs. The Company is in the process of updating LOM plans for Yauricocha, Bolivar and Cusi.

III.	Deferred tax assets and liabilities

The Company’s management makes significant estimates and judgments in determining the Company’s tax expense for the period and the deferred tax assets and liabilities. Management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. In addition, management makes estimates related to expectations of future taxable income based on cash flows from operations and the application of existing tax laws in each jurisdiction. Assumptions used in the cash flow forecast are based on management’s estimates of future production and sales volume, commodity prices, operating costs, capital expenditures, dividends, and decommissioning and reclamation expenditures. These estimates are subject to risk and uncertainty and could result in an adjustment to the deferred tax provision and a corresponding credit or charge to the statement of loss. The Company is subject to assessments by the various tax authorities who may interpret the tax laws differently. These differences may impact the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimates of the probable outcome of these matters.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2022

(In thousands of United States dollars, unless otherwise stated)

IV.	Decommissioning and restoration liabilities costs

The Company’s provision for decommissioning and restoration costs is based on management’s best estimate of the present value of the future cash outflows required to settle the liability. In determining the liability, management makes estimates about the future costs, inflation, foreign exchange rates, risks associated with the cash flows, and the applicable risk-free interest rates for discounting future cash flows. Changes in any of these estimates could result in a change in the provision recognized by the Company. Also, the ultimate costs of environmental disturbance are uncertain and cost estimates can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience at other mine sites.

Changes in decommissioning and restoration liabilities are recorded with a corresponding change to the carrying amounts of the assets to which they relate. Adjustments made to the carrying amounts of the asset can result in a change to the depreciation charged in the consolidated statement of loss.

13.	OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as at June 30, 2022.

14.	DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING (“ICFR”)

Disclosure controls and procedures

The Company's management is responsible for designing and maintaining adequate internal controls over financial reporting and disclosure controls and procedures, under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as at June 30, 2022, as defined in the rules of the Canadian Securities Administration. Based on this evaluation, they concluded that our disclosure controls and procedures are effective in providing reasonable assurance that the information required to be disclosed in reports we filed or submitted under Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

Internal controls over financial reporting

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of our controls in 2021. Based on this evaluation, management concluded that our internal control over financial reporting was effective as at June 30, 2022 and provided a reasonable assurance of the reliability of our financial reporting and preparation of the financial statements.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2022

(In thousands of United States dollars, unless otherwise stated)

No matter how well designed any system of internal control has inherent limitations. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation.

Changes in internal controls over financial reporting

There have been no changes in ICFR during the three months ended June 30, 2022 that have materially affected, or are reasonably likely to materially affect, ICFR.

15.	CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This discussion includes certain statements that may be deemed “forward-looking”. All statements in this discussion, other than statements of historical fact, addressing future exploration drilling, exploration and development activities, production activities and events or developments that the Company expects, are forward looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those expressed in forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, general economic, market or business conditions, labour and market disruptions resulting from the COVID-19 pandemic and other factors which are discussed under “Risk Factors” in the Company’s Annual Information Form dated March 16, 2022 available at www.sedar.com and at www.sec.gov under the Company’s name.

The MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within Canadian securities laws (collectively “forward-looking statements”) related to the Company and its operations, and in particular, the anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

These forward-looking statements include, but are not limited to, relate to, among other things: future production of silver, lead, copper and zinc (the “metals”); future cash costs per ounce or pound of the metals; the price of the metals; the effects of domestic and foreign laws, regulations and government policies and actions affecting the Company’s operations or potential future operations; the potential impact of the COVID-19 on our business and operations, including our ability to continue operations at our sites; our ability to manage challenges presented by COVID-19 including but not limited to our ability to procure and transport critical spares, consumables and other supplies; future successful development of the Yauricocha, Bolivar and Cusi near-mine exploration projects and other exploration and development projects; the sufficiency of the Company’s current working capital, anticipated operating cash flow or the Company’s ability to raise necessary funds; estimated production rates for the metals produced by the Company; timing of production; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from the Company’s mining projects; future sales of the metals, concentrates or other future products produced by the Company; and the Company’s plans and expectations for its properties and operations.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2022

(In thousands of United States dollars, unless otherwise stated)

Risks and uncertainties relating to foreign currency fluctuations; risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems, flooding and mud rushes; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties or shortages of labour or interruptions in production; actual material mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of pilot-mining activities and cost estimates, including the potential for unexpected costs/expenses and commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation: uncertainty of production and cost estimates for the Yauricocha Mine (as hereinafter defined), the Bolivar Mine (as hereinafter defined) and the Cusi Mine (as hereinafter defined); uncertainty of production at the Company’s exploration and development properties; risks and uncertainties associated with developing and exploring new mines including start-up delays; risks and hazards associated with the business of mineral exploration, development and mining (including operating in foreign jurisdictions, environmental hazards, industrial accidents, unusual or unexpected geological or structure formations, pressures, cave-ins and flooding); risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of the Company’s mineral deposits; risks related to the Company’s ability to obtain adequate financing for the Company’s planned development activities and to complete further exploration programs; fluctuations in spot and forward markets for the metals and certain other commodities; risks related to obtaining long-term sales contracts or completing spot sales for the Company’s products; the Company’s history of losses and the potential for future losses; risks related to general economic conditions, including recent market and world events and conditions; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; relationships with and claims by local communities and indigenous populations; diminishing quantities or grades of mineral reserves as properties are mined; challenges to, or difficulty maintaining, the Company’s title to properties and continued ownership thereof; risks related to the Company’s covenants with respect to the Corporate Facility (as hereinafter defined); changes in national and local legislation, taxation, controls or regulations and political or economic developments or changes in Canada, Mexico, Peru or other countries where they may carry on business; risks related to the delay in obtaining or failure to obtain required permits, or non-compliance with permits the Company has obtained; increased costs and restrictions on operations due to compliance with environmental laws and regulations; regulations and pending legislation governing issues involving climate change, as well as the physical impacts of climate change; risks related to reclamation activities on the Company’s properties; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; the Company’s ability to successfully acquire additional commercially mineable mineral rights; risks related to currency fluctuations (such as the Canadian dollar, the United States dollar, the Peruvian sol and the Mexican peso); increased costs affecting the mining industry, including occasional high rates of inflation; increased competition in the mining industry for properties, qualified personnel and management; risks related to some of the Company’s directors’ and officers’ involvement with other natural resource companies; the Company’s ability to attract and retain qualified personnel and management to grow the Company’s business; risks related to estimates of deferred tax assets and liabilities; risks related to claims and legal proceedings and the Company’s ability to maintain adequate internal control over financial reporting.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2022

(In thousands of United States dollars, unless otherwise stated)

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward looking statements are statements about the future and are inherently uncertain, and the Company’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading ‘‘Other Risks and Uncertainties”. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources

This document uses the term “Inferred Mineral Resources”. U.S. investors are advised that while this term is recognized and required by Canadian regulations, the Securities and Exchange Commission (“SEC”) does not recognize it. Inferred Mineral Resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies other than a Preliminary Economic Assessment (PEA).

This document also uses the terms “Measured and Indicated Mineral Resources”. The Company advises U.S. investors that while these terms are recognized by Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits included in these categories will ever be converted into mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of “contained ounces” is permitted under Canadian regulations; however, the SEC normally only permits the reporting of non-reserve mineralization as in-place tonnage and grade.